PATENT LICENSE AGREEMENT

This Patent License Agreement ("**Agreement**") is made and effective as of December 10, 2004 (the "**Effective Date**") by and among Commerce One Operations, Inc., a Delaware corporation ("**Licensee**") and JGR Acquisition, Inc., a Delaware corporation ("**Licensor**").

R E C I T A L S

A.   **WHEREAS**, Licensee and Licensor have entered into that certain Patent Purchase Agreement of even date herewith (the "**Purchase Agreement**") pursuant to which, among other things, Licensee shall have sold, transferred and assigned to Licensor, and Licensor shall have purchased the Assigned Patents.

B.   **WHEREAS**, as a condition to the Closing of the Purchase Agreement, Licensee and Licensor shall enter into this Agreement pursuant to which Licensor shall grant, and Licensee shall accept, a license to the Assigned Patents;

C.   **WHEREAS**, it is contemplated that concurrent with, or shortly after, the Closing of the Purchase Agreement, Commerce One Operations, Inc. will be entering into a transaction whereby a third party will acquire the business and assets of Commerce One Operations, Inc. and such third party will become the Licensee hereunder; and

D.   **WHEREAS**, it is the intent of the Parties that Commerce One Operations, Inc. and any subsequent Licensee hereunder would obtain a license under the Assigned Patents hereunder that is limited to the Licensed Field and to the Licensee Products and Derivative Works and that does not extend to the products of an Acquiror that exist as of the date of the Change of Control or acquisition of assets through which such Acquiror becomes a Licensee hereunder, or to the combination of the Licensee Products or Derivative Works with any other products or services.

NOW, THEREFORE, in connection with the Closing of the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound do hereby agree as follows.

1.   Definitions; Interpretation. Except as otherwise defined herein, all capitalized terms used in this Agreement shall have the respective meanings assigned to such terms in the Purchase Agreement. Terms in the singular form will also include the plural, and vice versa, where the context so requires.

1.1. "Affiliate" of a Person means any other Person that controls, is controlled by or is under common control with such Person, where "control" means beneficial ownership (direct or indirect) of at least fifty percent (50%) of the shares of such Person entitled to vote in the election of directors (or in the case of Person that is not a corporation, for the election of the corresponding managing authority).

1.2. "Acquiror" has the meaning set forth in Section 6.9 below.

1.3. "Assigned Patents" means the patent applications and patents listed in Schedule A to this Agreement, which have been assigned and transferred by Commerce One Operations, Inc. to Licensor pursuant to the Purchase Agreement, and all continuations, continuations-in-part, divisionals, and foreign counterparts of such patents and patent applications that are filed after the Effective Date.

1.4. "Change of Control" with respect to a Person means the occurrence of one or more of the following: (i) the acquisition by any Person (or related group of Persons), whether by tender or exchange offer made directly to the stockholders, open market purchases or any other transaction or series of transactions, of more than fifty percent (50%) of the capital stock entitled to elect the members of the board of directors or other analogous governing body of such Person; (ii) a merger or consolidation in which such Person is not the surviving entity, except for a transaction in which the securities of such Person immediately prior to consummation of such merger or consolidation are converted by means of such merger or consolidation into securities representing more than fifty percent (50%) of the total combined voting power of the surviving entity; or (iii) any reverse merger in which such Person is the surviving entity but in which the securities of such Person immediately prior to consummation of such reverse merger represent less than fifty percent (50%) of the total combined voting power of such surviving entity's capital stock outstanding immediately after consummation of such merger. Notwithstanding anything to the contrary in this Agreement, any and all transactions between Licensee and an Acquiror will be deemed part of the series of transactions that lead to the Change of Control of the Licensee or acquisition of Licensee's business and assets related to the Licensee Products, and, for purposes of this Agreement, the date of the earliest such transaction will be deemed to be the date of the Change of Control or acquisition of Licensee's business and assets related to the Licensee Products.

1.5. "Closing" has the meaning set forth in the Purchase Agreement.

1.6. "Conductor Applications' means software and related services developed using the Conductor Platform that facilitate the integration and automation of the business networks and processes of enterprises and their customers, suppliers and partners, including business process management, application portal, interoperability engine (or service bus), registry management, design suite, or service oriented development and integration methodologies. A Conductor Application consists of (a) wrappers for encapsulating non-Conductor Platform-based applications whose encapsulated service interfaces can be stored in Conductor Platform registries, and/or (b) Conductor Platform-based composite application modules with their declarative information stored in Conductor Platform registries and business process registries. Conductor Applications are deployed on one or more Conductor Platform run-times.

1.7. "Conductor Functionality" means the functionality of Conductor Applications.

1.8. "Conductor Platform" means Commerce One Operation Inc.'s software platform that enables development, automation, and integration of Conductor Applications using a scalable, service oriented architecture and registry-based design, in a community comprising of one or more enterprises, including but not limited to those engaged in B2B e-commerce.

1.9. "Derivative Work" means any revisions, updates, upgrades, new versions or releases of the Licensee Products that modify or improve upon functionality of the Licensee Products or that introduce new functionality to the Licensee Products or, in the case of the Conductor Platform, any Conductor Applications designed or developed with, or for use with, the Conductor Platform or the Licensee Products, provided however, that the term "Derivative Work" shall be limited to products that are Stand Alone Products principally intended for use by enterprise software customers to perform SRM Functionality or Conductor Functionality, and further provided that the term "Derivative Work" shall not include, and neither Licensee nor any Acquiror is licensed hereunder with respect to (a) any products, technology, or services (or any portion or component thereof) (i) where an Acquiror becomes a Licensee pursuant to Section 6.9 below, owned by Acquiror prior to the Change of Control or acquisition through which the Acquiror became a Licensee, or (ii) developed by any party other than Licensee or those Independent Contractors of Licensee who create such Derivative Works solely for use by Licensee or distribution by Licensee or Licensee Distributors for Licensee's own accounts under the Licensee Trademarks, (b) those portions of a revision, update, upgrade, new version or release of the Licensee Products that are owned or controlled by any third party (such as, for example, utilities, libraries, enabling technologies and components parts of such revisions, updates, upgrades, new versions or releases of the Licensee Products that are owned or controlled by a third party), or (c) combinations of the Licensee Products or the Derivative Works with any other products, technology or services (or any portion or component thereof), including, without limitation, combination of the Licensee Products or Derivative Works with items described in Section 1.8(a) above. Nothing herein shall limit Licensee from integrating Licensee Products or Derivative Works with the Stand-Alone Products of other parties ("Third Party Products") where the Licensee Products or Derivative Works continue to be Stand-Alone Products, provided, however, that the licenses granted in this Agreement shall not extend to (i) such Third Party Products or to (ii) the combination of the Licensee Products or Derivative Works with such Third Party Products where such Third Party Products absent such combination would infringe any claim of the Assigned Patents.

1.10.   "Independent Contractor" means a third Person who develops, completes, or assists Licensee with the development, reproduction, distribution, or completion of Derivative Works, solely on behalf of, and for the benefit of, Licensee.

1.11.   "Licensed Field" means applications, products and services that (a) are principally intended for use by enterprise software customers to perform SRM Functionality, or (b) are principally intended for use by enterprise software customers to perform Conductor Functionality.

1.12.   "Licensee Products" means any software products, including but not limited to procurement, auctions, marketsite and sourcing applications, and related services that:

    (a) exist as of the Effective Date; and

    (b) only perform functions or services within the Licensed Field; and

    (c) were (i) designed or developed by or for Commerce One Operations, Inc. or its Affiliates, or (ii) sold, directly or indirectly by, or made available directly or indirectly from, Commerce One Operations, Inc. or its Affiliates within their chains of distribution.

1.13.   "Licensee Trademark" means the (i) the names, logos, and other marks that are owned or licensed exclusively for use by CommerceOne Operations, Inc. and/or its Affiliates as of the Effective Date, (ii) the names, logos, and other marks of Licensee that are developed and used by the Licensee after the Effective Date, or in the case of an Acquiror that becomes a Licensee pursuant to Section 6.9 of this Agreement, those names, logos and other marks of such Acquiror that were developed and used by such Aquiror after the date of the Change of Control or acquisition of the previous Licensee by the Acquiror, and (iii) combinations of the names, logos and other marks described in 1.13(i) and 1.13(ii) above. Notwithstanding anything to the contrary herein, the term "Licensee Trademark" shall not include any names, logos or other marks of any other party, or names, logos or other marks that are jointly developed or utilized by Licensee and any other party.

1.14.   "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group of any of the foregoing.

1.15.   "SRM Functionality" means software and related services that facilitate the automation by an enterprise of its interactions with third parties that supply goods, services or personnel such enterprise uses to conduct its business. SRM Functionality creates a common interface for communication and exchange of information among an enterprise and its customers, partners and suppliers that supply or request various goods, services or personnel in order to streamline the process of procuring such goods, services or personnel. SRM Functionality can be implemented using traditional client server-based architectures (i.e., where the parties involved use the same networks and applications, or develop custom solutions to integrate diverse networks and applications) or web services-based architectures (i.e., using programmatic interfaces that can travel among diverse networks and applications).

1.16.   "Stand-Alone Product" means a product that is marketed to end users separately from other products and is not a component or part of any other product or system.

2.   Limited License.

2.1. Assigned Patents. Subject to the terms and conditions of this Agreement and the Closing (as defined in the Purchase Agreement) of the Purchase Agreement, Licensor hereby grants to Licensee, and Licensee accepts, a non-exclusive, worldwide, royalty-free, irrevocable, perpetual, non-sublicensable (except as set forth in Section 2.2), personal and non-transferable (except as set forth in Section 6.9) license under the Assigned Patents in the Licensed Field to make, have made (subject to Section 2.4), use, sell, offer for sale, and import Licensee Products and Derivative Works.

2.2. Sublicenses. The license granted in Section 2.1 does not include the right to grant sublicenses except to grant sublicenses to (a) Licensee's OEMs, systems integrators, resellers, distributors and other entities within Licensee's chain of distribution ("Licensee Distributors"), solely for the purpose of allowing such Licensee Distributors to distribute the Licensee Products and/or Derivative Works received from Licensee alone or, subject to Section 2.3 below, in combination with such Licensee Distributors' products, (b) independent service organizations, solely for the purpose of providing end users with implementation services for those Licensee Products or Derivative Works provided to such end users by Licensee or Licensee Distributors for Licensee's accounts, and (c) end users solely to the extent necessary for such end user to access and internally use the Licensee Products and the Derivative Works provided to such end users by Licensee or Licensee Distributors for Licensee accounts.

2.3. Combinations. Notwithstanding anything to the contrary herein, in no event shall the license granted in Section 2.1, or the right to grant sublicense in Section 2.2 above, apply to the combination of the Licensee Products or Derivative Works thereof with other products, technology or services, or the use, distribution or sale of any such combined products, except to the extent that the use, sale or distribution of such other products, technology or services would not infringe any claim of the Assigned Patents in the absence of such combination.

2.4. Restriction on "Have Made" Rights. The "have made" rights that Licensee has under Section 2.1 extend only to Licensee having Derivative Works made by Independent Contractors solely for use by Licensee or distribution by Licensee or Licensee Distributors for Licensee's accounts solely under the Licensee Trademarks.

2.5. No Circumvention. Licensee understands and acknowledges that the license granted in Section 2.1 is only intended to cover Licensee Products and Derivative Works for sale by Licensee and, accordingly, Licensee is not authorized to act as a foundry, to launder the products, technologies, intellectual property rights or activities of any third party or, except as expressly set forth in Section 2.2 above, to sublicense (in fact or substance) a third party under the Assigned Patents licensed to Licensee hereunder. Without limiting the foregoing, Licensee shall not exercise its license, including its "make" or "have made" rights in any manner that is intended to or which does circumvent the foregoing restrictions (including with respect to sublicensing).

2.6. Reservation of Rights. Licensee acknowledges and understands that, as between the parties, all right, title and interest in and to the Assigned Patents shall at all times remain vested in Licensor, and except for the rights and licenses expressly granted to Licensee hereunder, Licensee shall acquire no rights, whether by implication, estoppel or otherwise in the Assigned Patents or any other proprietary rights of the Acquirer.

2.7. <u>Marking</u>. Licensee agrees to mark, and require its Affiliates to mark, all Licensee Products and Derivative Works licensed or distributed by Licensee and its Affiliates with all applicable patent numbers or otherwise conform to patent laws and practices of the country in which such Licensee Products and Derivative Works are licensed or distributed. Provided that the form of marking utilized by Licensee is sufficient and permissible under applicable law at the time the marking is made, Licensee and its Affiliates may utilize any format to mark the Licensee Products and Derivative Works, including the following: This product may be licensed under one or more of the following patents:_____. Licensee and its Affiliate will not be obligated to mark Licensee Products and Derivative Works with the numbers of those Assigned Patents that are non-issued patent applications as of the Effective Date until such time as Licensor provides Licensee with notice that such Assigned Patents have been issued.

2.8. <u>Patent Prosecution</u>. Nothing in this Agreement shall obligate Licensor to (i) prosecute or maintain any of the Assigned Patents, or (ii) to bring or prosecute actions or suits against any third party for infringement of the Assigned Patents.

3. <u>Limited Warranty and Disclaimer, Limitation of Liability & Sole Remedy</u>.

3.1. Licensor warrants that it owns the Assigned Patents or has all necessary rights to grant the licenses to the Assigned Patents hereunder.

3.2. <u>NO WARRANTY</u>. EXCEPT AS EXPRESSLY SET FORTH IN SECTION 3.1 ABOVE, THE RIGHTS AND LICENSES GRANTED TO LICENSEE HEREUNDER ARE PROVIDED STRICTLY ON AN "AS IS" BASIS, WITHOUT ANY WARRANTIES OF ANY KIND WHATSOEVER, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE AND LICENSOR HEREBY EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, AND FITNESS FOR A PARTICULAR PURPOSE.

3.3. <u>NO CONSEQUENTIAL DAMAGES</u>. IN NO EVENT SHALL LICENSEE OR LICENSOR BE LIABLE FOR ANY COST OF COVER OR SUBSTITUTE GOODS OR ANY INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES HOWEVER CAUSED AND UNDER ANY EQUITABLE OR LEGAL THEORY OF LIABILITY, WHETHER ALLEGED AS UNJUST ENRICHMENT, DISGORGEMENT OR OTHERWISE OR AS BREACH OF CONTRACT, STRICT LIABILITY, OR TORT (INCLUDING NEGLIGENCE OR OTHERWISE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

4. <u>Term and Termination</u>.

4.1. <u>Term</u>. This Agreement will commence on the Effective Date and continue in perpetuity unless otherwise earlier terminated hereunder; provided, however, that Licensee's rights and licenses under Assigned Patents shall expire upon the last to expire or be abandoned of the Assigned Patents.

4.2. <u>Early Termination</u>. Either party may terminate this Agreement upon written notice if the other party commits a breach of any material provision of this Agreement that is not remedied within thirty (30) days following receipt of written notice thereof from the non-breaching party.

4.3. <u>Survival</u>. The following provisions shall survive any termination of this Agreement, along with all definitions: Section 2.4 , and Articles 3, 4, 5, and 6. The termination of this Agreement for any reason whatsoever shall be without prejudice to any right or obligation of any party hereto in respect of this Agreement that has arisen prior to such termination.

5.   Confidentiality. Except as otherwise identified in this section, the parties agree that the terms of this Agreement and any non-public information provided hereunder with respect to or about any patent application are confidential and will be treated with the same care as other confidential information held by the parties. The existence of this Agreement will be disclosed only as mutually agreed between the parties in writing, as required by law, as required by rules or regulations of the Securities and Exchange Commission, as required in connection with a bankruptcy filing or other proceeding related to the bankruptcy or insolvency of Licensee, or to the extent that the existence of this Agreement has already properly been made publicly available. Further, if (i) a specific request for information regarding the existence of this Agreement is received from a third party who is a licensee or a prospective licensee of a party, or (ii) the terms of this Agreement need be disclosed to a potential assignee or transferee under Section 6.9, then the pertinent terms of this Agreement can be disclosed to the third party after written notice is given to the other Party; provided that the third party recipient of such information agrees in writing, prior to any such disclosure, to maintain the confidentiality of such information to the same extent and in at least as strict a manner as set forth in the terms of this Agreement. A copy of such written notice must be delivered to the other party at least fifteen days prior to such disclosure to the third party being made.

6.   Miscellaneous.

6.1.   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered, or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.1):

(a) If to Licensee, to: Commerce One Operations, Inc.
                                580 California Street, Suite 526
                                San Francisco, CA 94104
                                Attention: General Counsel
                                Telephone: (415) 283-3200

with a copy to (which shall not constitute notice):

                                Wilson Sonsini Goodrich & Rosati
                                Professional Corporation
                                650 Page Mill Road
                                Palo Alto, CA 94304
                                Attention: N. Anthony Jeffries, Esq.
                                Facsimile: (650) 493-6811

(b) If to Licensor, to: JGR Acquisition, Inc.
                                1201 North Market Street
                                PO Box 1347
                                Wilmington, Delaware 19899

6.2.   Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses, except as specifically provided to the contrary in this Agreement.

6.3.   Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by Licensee and Licensor expressly stating that such instrument is intended to amend, modify, or supplement this Agreement.

6.4.   Entire Agreement; No Third Party Beneficiaries. This Agreement, the Purchase Agreement and each of the exhibits and schedules hereto and thereto (a) constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) are not intended to confer upon any party other than the parties hereto any rights or remedies hereunder.

6.5.   Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void, or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area, or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

6.6.   Governing Legal Requirement; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California applicable to contracts executed in and to be performed in California. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in a state or federal court sitting in the City of San Francisco, and the parties hereto hereby irrevocably submit to the exclusive personal and subject matter jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

6.7.   Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

6.8.   Waiver. Except as expressly set forth herein, any remedies provided in this Agreement are not exclusive, and the party suffering from a breach or default of this Agreement may pursue all other remedies, both legal and equitable, alternatively or cumulatively. The failure or delay of either party in enforcing any of its rights or remedies under this Agreement shall not be construed to be a waiver of such right or remedy with respect to any other breach or failure by the other party.

6.9.   Assignment. Except as provided below, neither this Agreement, nor any rights under this Agreement, may be assigned or otherwise transferred by Licensee, in whole or in part, provided, however, that the license granted to Licensee under Section 2.1 may, without the consent of Licensor, be transferred to and exercised by the successor or assign of Licensee upon a Change of Control of Licensee, or by a party that acquires all or substantially all of Licensee's business and assets related to the Licensee Products (each of the foregoing an "Acquiror"). For avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, if there is an Acquiror under this Section 6.9 the Acquiror will become the Licensee hereunder, and the license granted under Section 2.1 will continue to be limited solely to the Licensee Products and Derivative Works thereof and shall not extend to (i) the products or technology of the Acquiror that exist as of the date of the Change of Control or acquisition of the all or substantially all of the previous Licensee's business and assets related to the Licensee Products by the Acquiror, whichever is earlier, or (ii) combinations of the Licensee Products or Derivative Works with any other products or technology, including, without limitation, the products or technology of the Acquiror that exist as of the date of the Change of Control or acquisition of all or substantially all of the previous Licensee's business and assets related to the Licensee Products by the Acquiror, whichever is earlier.

[Signature page follows]

IN WITNESS WHEREOF, Licensee and Licensor have executed or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

COMMERCE ONE OPERATIONS, INC.

By: _____
    Name:
    Title:

JGR ACQUISITION, INC.

By: _____
    Name:
    Title:

SCHEDULES

Schedule A   Assigned Patents

SCHEDULE A

ASSIGNED PATENTS

Item	Application Number
Computer System to Compile Non-Incremental Computer Source Code to Execute Within an Incremental Type Computer System	5,884,083
Computer System to Compile Non-Incremental Computer Source Code to Execute Within an Incremental Type Computer System	6,687,896
Documents For Commerce in Trading Partner Networks and Interface Definitions Based on the Documents	09/173,858
Participant Server Which Processes Documents for Commerce in Trading Partner Networks	6,226,675
Market Makers Using Documents for Commerce in Trading Partner Networks	6,125,391
Enterprise System That Incorporates Business Process Life Cycle Management Capabilities	
Commerce Community Schema for the Global Trading Web	10/111,995
System and method for schema evolution in an e-commerce network	09/493,517
Method of retrieving schemas for interpreting documents in an electronic commerce system	6,591,260
Method for Automatic Categorization of items	6,751,600
Registry for trading partners using documents for commerce In trading partner networks	09/633,365
System and Method for Integrating Data Sources Based Upon Attribute Dimensions	
Integration of Data Sources Sharing a Large Homogeneous Schema Template	
Fully Functional Self-Contained Electronic Marketplace Training Environment	
System and Method for Graphically Mapping Source Schemas to a Target Schema	
System and Method for Effectively Implementing a Marketsite Application Integrator	
Method and apparatus for declarative updating of self-describing, structured documents	10/026,364
Method and apparatus for declarative error handling and presentation	10/026,366
Method and apparatus for generic search interface across document types	10/026,681
SCL (scenario configuration language) for a rule based system	10/105,015
Data Syndication and Synchronization	10/128,985
Methodology for Dynamically Presenting Information to a System User of an Electronic Device	
Registry Driven Interoperability and Exchange of Documents	
Electronic Commerce Community Networks and Intra/Inter Community Secure Routing Implementation	
Commerce Community Schema for the Global Trading Web	60/163,020
Method and apparatus for viewing electronic commerce-related documents	09/794,302
Method and device utilizing polymorphic data in e-commerce	09/730,489
Tools for building documents for commerce in trading partner networks and interface definitions	6,542,912
Xcbl mailbox methods and devices	10/026,663
System and Method for Effectively Implementing A Marketsite Application Integrator	10/302,221
System and Method for Effectively Configuring a Marketsite Application Integration Architecture	10/302,327
System and Method for Effectively Performing Overflow Data Procedure	10/314,701
Electronic Commerce Community Networks and Intra/Inter Community Secure Routing Implementation	10/199,967
XML Streaming Transformer	10/222,752
Dynamic Interoperability Contract for Web Services	10/246,592
Registry Driven Interoperability and Exchange of Documents	10/199,963
Exposing Process Flows and Choreography Controllers as Web Services	10/246,512
Transparent EJB Support and Horizontal Data Partitioning	10/281,914
Dynamic Interface Between BPSS Conversation Management and Local Business Management	10/222,008
Dynamic Negotiation of Security Arrangements Between Web Services	10/246,276